Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the annual general meeting of shareholders of Almonty Industries Inc. (the “Company”) held on June 9, 2026. Full details of the matters are set out in the Company’s management information circular dated April 29, 2026 (the “Circular”), which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

1	Number of Directors

The number of directors of the Company was set at seven (7). Detailed results of the votes are as set out below:

Votes For	% For	Votes Against	% Against
151,414,408	99.86%	206,536	0.14%

2	Election of Directors

The seven (7) nominees listed in the Circular were elected as directors of the Company. Detailed results of the votes are as set out below:

Nominee	Votes For	% For	Votes Against	% Against
Lewis Black	120,136,208	79.23%	31,484,735	20.77%
Daniel D’Amato	95,710,622	63.12%	55,910,322	36.88%
Mark Trachuk	97,840,898	64.53%	53,780,045	35.47%
Andrew Frazer	115,060,356	75.89%	36,560,587	24.11%
David Hanick	107,312,534	70.78%	44,308,409	29.22%
General Gustave F. Perna	151,265,661	99.77%	355,283	0.23%
Alan Estevez	151,233,795	99.74%	387,149	0.26%

3	Appointment of Auditors

Zeifmans LLP was reappointed as the auditor of the Company until the close of the next annual meeting of shareholders, and the board of directors of the Company was authorized to fix their remuneration. Detailed results of the votes are set out below:

Votes For	% For	Votes Withheld	% Withheld
150,892,210	99.52%	728,734	0.48%

Dated this 9th day of June, 2026

ALMONTY INDUSTRIES INC.

(signed) “Lewis Black”
Lewis Black
Chairman of the Board of Directors, President and Chief Executive Officer